OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Sarita's Macaroni & Cheese, Inc.

197 1st Ave
New York, NY 10003

www.smacnyc.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,000,000 in a qualified equity financing

Maturity Date: June 1, 2021

$3,000,000 Valuation Cap

25% Discount Rate

5% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) in convertible notes

Minimum ($10,000) in convertible notes

What is a Convertible Note?

A convertible note offers you the right to receive shares in Sarita's Macaroni & Cheese, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $3,000,000 Valuation Cap or if less, then you will receive a 25% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Sarita's Macaroni & Cheese, Inc. (DBA S'MAC)
Corporate Address	197 First Avenue, New York, NY 10003
Description of Business	Pioneering fast-casual restaurant specializing in mac & cheese. S'MAC has been in operation for 12 years.
Type of Security	Convertible Note

Minimum Investment Amount (per investor)	$1000

The 10% Bonus for StartEngine Shareholders

Sarita's Macaroni & Cheese, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

S'MAC (short for Sarita's Macaroni & Cheese) is an exciting eatery located in the heart of Manhattan's East Village. We opened our doors on June 24, 2006 and specialize in Macaroni & Cheese. Our model is built around serving baked-to-order mac & cheese, scratch-cooked from fresh ingredients. But selling mac & cheese is a vehicle to move forward on our larger purpose - that of Giving Goodness. S'MAC aims to give goodness to everyone it comes into contact with - customers, employees, vendors and the larger community within which we operate.

Customer Base

Mac & cheese appeals to people of all ages - and demographics - old or young, male or female. We have regulars who started eating at S'MAC as kids 12 years ago and have grown up with it. On a typical day one might observe young adults, families with children, groups of tourists, etc eating at S'MAC.

Competition

We do not have any direct competition, despite the emergence of a few other mac & cheese restaurants in New York City since our inception. Our primary competition would come from other fast-casual eateries where people can spend their dining dollars. However, given the high frequency with which our regulars return to the restaurant, we know that we are not a one-time eat-and-forget experience.

Liabilities and Litigation

The company has a loan through NY State for businesses that were affected by Hurricane Sandy that matures in November 2020. There is $53,793 left on the loan, interest is 1% and monthly payments are $2,227. The company has a loan with Capital One Bank that matures in April 2020. There is $11,136 left on the loan, interest is 5.25% and monthly payments are $953. There is an outstanding loan with a family member for $290,455, without interest and no maturity date. In addition we have $1,364,328.74 of convertible loans outstanding, most of which will convert to equity alongside the convertible notes we are offering in this round. These notes have all matured as of 2018 and the note-holders are waiting to convert to equity. All of these outstanding convertible notes carry an annual simple interest of 5% and a 25% discount upon conversion. We are in litigation to settle a claim of $35,000 with a previous landlord.

Use of Proceeds

The proceeds from the current offering will be used for a larger second fund raise and not for opening new stores. Our goal is to ultimately raise $6 million through a Reg A+ offering which will enable us to open 10 additional restaurants, one year of corporate salaries and to retire some current debt.

The team

Officers and directors

Sarita Ekya	President
Caesar Ekya	Vice-President

Sarita Ekya
Sarita Ekya has been the founding President & CEO of Sarita's Macaroni & Cheese, Inc. since its inception in 2005. She manages the day-to-day operations of the restaurant, as well as its finances, payroll, and vendor relations. She is also continually

playing with the menu, creating seasonal specials, and ensuring that whatever a customer's palate, there's a mac & cheese to please. Sarita earned her Bachelor of Mechanical Engineering from Dalhousie University in Halifax, Canada. Outside of the restaurant, Sarita is very active in her children's lives, sitting on the school PTA executive board for several years.

Caesar Ekya

Caesar Ekya has been a Vice President and member of the Board of Directors at Sarita's Macaroni & Cheese, Inc. since its inception in October 2005, and was instrumental in working with his wife, Sarita, to take S'MAC from concept to fruition. He focuses on new process development, technology, and developing investor and partner relations. Caesar earned a degree in Electronics Engineering from Bangalore University in India and a Master's Degree in Electrical Engineering from the University of Dayton in Ohio. Outside of the restaurant, Caesar serves as den leader for his sons' Boy Scout troop.

Number of Employees: 11

Related party transactions

There is an outstanding loan with a family member (as noted on the Balance Sheet as RBC Loan & Loan Payable) for $290,455, without interest and no maturity date. There is an outstanding loan payable to Caesar Ekya (as noted on the Balance Sheet as Loan Payable) for $24,000, without interest and no maturity date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable.** Our intellectual property covers the S'MAC name and logo. We cannot stop others from opening mac & cheese restaurants and copying our processes and menu. There have already been others who have opened up mac & cheese restaurants throughout the country that have taken many elements of the S'MAC brand and copied them.
- **Cashflow generation.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts.
- **Any valuation at this stage is pure speculation.** We have not undertaken a valuation exercise with a third-party. No one is saying the company is worth a specific amount. The valuation listed here is our best guess estimate of what we feel the company is worth at this time. It is possible that our best guess valuation is higher or lower than what a third-party expert would consider fair market value. So, as far as this round is concerned, it's a question of whether you, the investor, want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the

company (and you will only make money) if there is sufficient demand for product, people think it's a better option than the competition and S'MAC has priced the services at a level that allows the company to make a profit and still attract business.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the fast-casual restaurant industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into store and menu expansion following this offering. However, it is possible that we may not be able to expand at our projected rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **Loss of our founder, Sarita Ekya, could negatively impact our business.** S'MAC has a deep association with Sarita Ekya as the founder. Her name creates the name of the brand. A lot of our customers positively identify with her as a brand ambassador and identify with her story. Losing her could turn S'MAC into a generic restaurant chain and sales could decline. Staffing could become an issue as she has spear-headed creating a sense of family within her employees and without her could cause a decrease in employee retention.
- **Rising minimum wage in New York.** At S'MAC we have been big supporters of initiatives that bring restaurant workers' wages to a living wage standard. However, as New York minimum wage rises to $15 an hour in 2019 it will be hard to absorb that additional increase without raising our prices (there isn't much room for cost-cutting). As with all price increases, there is always the risk that it will result in a loss of customers and, therefore, a loss of revenue just when we need the extra revenue the most.
- **Proceeds from current offering not to be used for new stores.** The proceeds from the current offering will be used for a larger second fund raise and not for opening new stores. Our goal is to ultimately raise $6 million through a Reg A+ offering which will enable us to open 10 additional restaurants, one year of corporate salaries and to retire some current debt.
- **Outstanding Convertible Notes have all matured.** As of 2018 all of our previous convertible notes have matured and the note-holders are waiting to convert to equity alongside the new note-holders from this offering. If they should elect not to convert and request that the notes be repaid then these notes will come due immediately and impose a considerable strain on the Company's cash-flow.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Sarita Ekya, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 200

Voting Rights

The holders of shares of the Company's common stock, no par value per share ("Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Convertible Notes (extant): 1,364,330

Convertible Promissory Notes

Note converts to Common Stock when the equity structure of the company changes. A sale of Shares by the Company or by Sarita Ekya to one or more persons, other than to a current shareholder or an immediate family member thereof (an "Outside Purchaser") or by conversion of a convertible promissory note, shall be a "Conversion Event". Therefore, when the convertible notes issued in this offering convert to stock, all the extant convertible notes will also convert alongside to the same Common Stock.

Maturity Date

These notes have varying maturity dates but all have matured as of 2018, and are ready to convert to stock upon the conversion of the notes offered in this offering.

Discount Rate: 25%

Annual Interest Rate: 5% simple interest

Conversion/Repayment

(a) Any conversion shall be at a conversion price per Share equal to 75% of the purchase price paid for Shares by the sale to an Outside Purchaser that was the Conversion Event (the "Conversion Price"), with the number of Shares rounded down to the nearest whole Share and the balance paid in cash. If Shares are issued for property other than cash (or the promise thereof), the value of such property shall be determined in good faith by the board of directors. (For example, if a Note is in the Principal Amount of $100,000 and the Conversion Event is the issuance of Shares for $5,000 per Share, the Conversion Price will be $3,750 per Share, resulting in the issuance of 26 Shares and a cash payment of $2,500.) At the closing of any such conversion, the Holder shall surrender this Note to the Company and will be entitled to receive certificates representing the number Shares issuable pursuant hereto.

(b) If no conversion election is made 30 days after the Conversion Event, the Company shall pay to the Holder (i) the Principal Amount and accrued interest plus (ii) an amount in cash equal to 5% of the Principal Amount, times the number of days the Note has been outstanding, divided by 365 (the "Bonus Amount"). In addition, the Company may offer in the Conversion Notice the right to continue to hold the Note upon the same terms (including the right to convert upon the next subsequent Conversion Event) for such additional term as the Company may determine.

No Collateral; Subordination

The payment of this Note and the Company's obligations hereunder are not secured by any collateral. The Holder is an unsecured creditor of the Company and the Company may subordinate payments on the Notes to senior debt on such terms as the board of directors may determine.

Remedies Upon Default

Upon the failure of the Company to make any payment due to the Holder hereunder, which failure shall not be cured within 30 days following the date of notice and demand therefor, the Holder may declare the Principal Amount to be due and payable immediately.

- Convertible Notes (this offering): 0

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: June 1, 2021

Valuation Cap: $3,000,000

Discount Rate: 25%

Annual Interest Rate: 5% simple interest

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on June 1, 2021 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stocks at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stocks of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Convertible Notes, you will have no voting rights. Even upon conversion into, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

S'MAC has been in operation for 12 years in the East Village of Manhattan, and we have created a model for serving baked-to-order mac & cheese that can be duplicated. We are looking to grow the brand on a national level and subsequently, worldwide.

We have a 12-year consistent operational history and these results are representative of what we expect in the future.

Year ended December 31, 2017 compared to year ended December 31, 2016
The following discussion is based on our un-audited operating data and is subject to change once our accountant completes a financial review of those statements.

Revenue
Revenue for fiscal year 2017 was $939,146.00, about flat compared to fiscal year 2016 revenue of $998,930.49. The slight decline is primarily due to the fact that we stopped deliveries in June of 2017 and have relied on walk-in sales since then (dine-in and take-out). Most of the shortfall from the missing delivery sales was made up by increased walk-in traffic into the store. In 2017, we added a service of shipping our product throughout the US which contributed to sales.

Food Costs
Our food costs have stayed relatively flat for the past few years, averaging at approximately 25%-27%. We believe that this is as low as we can go on food costs

without changing the menu and without the buying leverage that will come with more stores.

Gross Margins

2017 gross profit was flat as a percentage of revenue when compared to the 2016 gross profit. However, it is around our other expenses that we made headway in 2017 and are continuing to do so in 2018.

Expenses

The Company's expenses consist primarily of: food, labor and occupancy (rent + utilities). Total Controllable and General expenses in 2017 decreased significantly by $114,037.00 from 2016. Again, this expense reduction was mostly due to us not having to pay the exorbitant costs demanded by the various delivery companies operating in NYC (Caviar, Seamless, Uber Eats, Postmates, etc.). Approximately $46,202 of this savings had to be allocated to payroll due to the increase in NY minimum wage but it still left enough to give us a better overall margin in 2017 than in 2016 (14% vs 12.5%).

2018 Projections compared to year ended December 31, 2017

The following discussion is a projection based upon our un-audited operating data and is subject to change once we complete our fiscal year and our accountant completes a financial review of those statements.

Revenue

Based upon sales data from the first 5 months of 2018 we are expecting to end this year between $1.1-$1.2 million dollars in gross sales.

Food Costs

We expect our food costs to continue averaging around 25%-27%. We believe that this is as low as we can go on food costs without changing the menu and without the buying leverage that will come with more stores.

Gross Margins

We expect our gross margins to be flat at the end of 2018. Our controllable expenses will be lower than 2017 (due to 12 months of no deliveries as opposed to 6 months in 2017) but labor costs will be higher (minimum wage went up to $13/hour in January 2018 from $11/hour in 2017).

Expenses

The expenses picture in 2018 should be similar to 2017. As noted above we will experience some more savings from not having to pay fees to delivery companies but will lose some of those savings towards the higher minimum wage. We should end the year at 14%-15% again as per our projections.

Financial Milestones

S'MAC has consistently generated approximately $1 million in sales each year and we are looking to grow this number incrementally by making menu changes around our supporting menu items (such as beer & wine, desserts, sides, etc). We will also look into expanding operating hours and introducing deliveries selectively. In the summer of 2017 we stopped deliveries because we had started losing money on each delivery. We found that a lot of the delivery business converted to walk-in business and at the end of the year our revenue was about the same but with a higher margin. We will be re-introducing deliveries selectively, and in a way that does not penalize our walk-in margins and also does not take away from our walk-in business, but is truly incremental business. In New York City we are facing minimum wage increases and it will be very important for us to find ways to reduce expenses and keep our margins healthy if we are to stay profitable in 2019 (when minimum wage will reach $15 per hour). We do not want to have to pass this entire cost increase to our customers in the form of higher prices.

Liquidity and Capital Resources

We are looking to raise a total of $6 million through equity crowd-funding to open 10 new locations, and hire an experienced corporate team. The first phase is to raise $107,000 in convertible notes, the second phase is to raise $1.07 million in a stock offering, and finally the third phase will be to launch a Reg A+ offering to raise the rest of the $6 million. For the first phase, we intend to use the $107,000 to enable us to raise the rest of the $1.07 million in a stock offering. The priority in this phase is to fund our accounting and legal team to start and complete their reviews of our financials. We hope to have this phase complete within 3 months of closing on the $107,000. If we only raise the minimum amount we will still be able to start the process of financial and legal review but will need to stretch this phase out to 6 months since we will have to pay to conclude this review of our monthly cashflow. We intend to complete the $1.07 million Reg CF stock offering by the end of 2018 and start the process of issuing stock to all of our convertible note holders. At this time we are not pursuing any other options for financing our growth, such as bank loans or lines of credit. Nor are we going to be pursuing any traditional private equity or VC funds.

Indebtedness

The company has a loan through NY State for businesses that were affected by Hurricane Sandy that matures in November 2020. There is $53,793 left on the loan, interest is 1% and monthly payments are $2,227. The company has a loan with Capital One Bank that matures in April 2020. There is $11,136 left on the loan, interest is 5.25% and monthly payments are $953. There is an outstanding loan with a family member (as noted on the Balance Sheet as RBC Loan & Loan Payable) for $290,455, without interest and no maturity date. There is an outstanding loan payable to Caesar Ekya (as noted on the Balance Sheet as Loan Payable) for $24,000, without interest and no maturity date. In addition we have $1,364,328.74 of convertible loans outstanding, most of which will convert to equity alongside the convertible notes we are offering in this round. All of these outstanding convertible notes carry an annual simple interest of 5% and a 25% discount upon conversion. We are in litigation to settle a claim of $35,000 with a previous landlord which was filed in 2018.

Recent offerings of securities

- 2008-05-14, Regulation D, 1364330 Convertible Note. Use of proceeds: Expansion

Valuation

$3,000,000.00

We have not undertaken any efforts to produce a valuation of the Company and it merely reflects the opinion of the Board as to what would be fair market value, without independent valuation. The Company has based this opinion on the strength of its intellectual property, the experience of the management team, the 12 years of successful operations, and the immense potential for growth in this dining category. In the 12 years since S'MAC introduced the mac & cheese dining category to the fast-casual scene, several similar restaurants have opened around the country and also within New York City. Restaurants such as Homeroom in Oakland, CA and MacBar and Brooklyn MAC in NYC, prove that this is a dining category with room to grow. We believe that the valuation is correct to the best of our abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Accounting & Legal review	$9400	$20,000
Operations/Growth Consultant	$0	$25,000

Working Capital	$0	$25,000
Debt Payoff	$0	$20,000
Misc	$0	$10,580
Total Use of Net Proceeds	$9,400	$100,580

The proceeds from the current offering will be used for a larger second fund raise and not for opening new stores.

We are looking to raise a total of $6 million through equity crowd-funding to open 10 new locations, and hire an experienced corporate team. The first phase is to raise $107,000 in convertible notes, the second phase is to raise $1.07 million in a stock offering, and finally the third phase will be to launch a Reg A+ offering to raise the rest of the $6 million.

As we raise money we will first and foremost allocate it towards creating an accounting and legal review of our documents so that we are able to raise the rest of the $1.07 million. We are estimating $20,000 for this process so the first $20,000 we raise will be allocated to this. Our next important need is to bring in a restaurant operations consultant to help us chart a course for future growth and also to help us hire an operations team. We are estimating $25,000 for this process. Beyond these 2 priorities we will use the additional money raised to help keep our vendors current and also to try and payoff any debt that might give us short-term cashflow relief.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.smacnyc.com/annualreport labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sarita's Macaroni & Cheese, Inc.

[See attached]

I, Sarita Ekya, the President & CEO of Sarita's Macaroni & Cheese, Inc., hereby certify that the financial statements of Sarita's Macaroni & Cheese, Inc. and notes thereto for the periods ending December 31st, 2016 and December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $791,331.00; taxable income of $134,560.00 and total tax of $3,450.00.

Due to a filing extension, 2017 tax returns are not yet available.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 29th 2018.



_____ (Signature)

President _____ (Title)

6/29/18 _____ (Date)

SARITA'S MACARONI & CHEESE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

Sarita's Macaroni & Cheese, Inc.
Index to Financial Statements
(unaudited)

Please note that the figures provided in the financials are calculated prior to adjustments and the tax returns reflect post adjustment figures.

SARITA'S MACARONI & CHEESE, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

	2016	2017
ASSETS		
Current Assets		
Total Bank Accounts	$ 6,349.09	$ 9,570.33
Other Current Assets		
House Charges Receivable	28,935.64	1,354.09
Total Intercompany Due (To)/From	$ 401,607.52	$ 391,062.83
Inventory	10,000.00	5,000.00
Undeposited Funds	7,718.28	6,822.46
Total Other Current Assets	$ 448,261.44	$ 404,239.38
Total Current Assets	$ 454,610.53	$ 413,809.71
Fixed Assets		
Total Accumulated Depreciation	-$ 507,984.00	-$ 495,361.00
Total Fixed Assets	$ 528,305.02	$ 529,829.27
Total Fixed Assets	$ 20,321.02	$ 34,468.27
Total Other Assets	$ 312,302.16	$ 362,615.19
TOTAL ASSETS	$ 787,233.71	$ 810,893.17
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	2,412.80	3,500.00
Total Accounts Payable	$ 2,412.80	$ 3,500.00
Total Credit Cards	$ 8,714.90	$ 6,647.43
Total Other Current Liabilities	$ 21,369.26	$ 14,903.24
RBC - Loan Payable	190,072.84	190,072.84
Total Other Current Liabilities	$ 362,385.24	$ 331,164.34
Total Current Liabilities	$ 373,512.94	$ 341,311.77
Long-Term Liabilities		
Total Convertible Loans	$ 1,383,528.74	$ 1,364,328.74
Loan Payable	100,383.08	100,383.08
Loan Payable	35,000.00	0.00
Loan Payable	24,000.00	24,000.00
Total Long-Term Liabilities	$ 1,542,911.82	$ 1,488,711.82
Total Liabilities	$ 1,916,424.76	$ 1,830,023.59
Equity		

4

Accumulated Adjustment Account	-1,256,800.14	-1,257,050.14
Capital Stock	2,000.00	2,000.00
Net Income	125,609.09	125,773.71
Total Equity	**-$1,129,191.05**	**-$ 1,129,276.43**
TOTAL LIABILITIES AND EQUITY	**$ 787,233.71**	**$ 700,747.16**

SARITA'S MACARONI & CHEESE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	2016	2017
Total Income	$ 998,930.49	$ 939,146.00
Total Cost of Goods Sold	$ 262,053.94	$ 256,623.83
Gross Profit	$ 736,876.55	$ 682,522.17
Expenses		
Total Controllable	$ 183,667.27	$ 95,809.61
Total General & Administrative Expenses	$ 40,895.17	$ 14,716.85
Misc Expenses	287.04	
Total Occupancy	$ 146,917.26	$ 125,934.00
Total Payroll Expenses	$ 265,528.20	$ 311,730.00
Total Expenses	$ 630,462.76	$ 548,190.46
Net Operating Income	$ 106,413.79	$ 134,331.71
Total Other Income	$ 42,882.17	$ 0.00
Net Income	$ 125,609.09	$ 125,773.71

SARITA'S MACARONI & CHEESE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	2016	2017
OPERATING ACTIVITIES		
Net Income	125,609.09	125,773.71
Total Adjustments to reconcile Net Income to Net Cash:	-$ 106,770.74	-$ 50,298.14
Net cash provided by operating activities	$ 18,838.35	$ 75,475.57
Net cash provided by investing activities	-$ 36,187.57	-$ 67,877.70
Net cash provided by financing activities	$ 22,850.00	-$ 14,750.00
Net cash increase for period	$ 5,500.78	-$ 7,152.13
Cash at beginning of period	8,566.59	14,067.37
Cash at end of period	$ 14,067.37	$ 6,915.24

NOTE 1 – NATURE OF OPERATIONS

Sarita's Macaroni & Cheese, Inc. was formed on October 2005 ("Inception") in the State of New York. The financial statements of Sarita's Macaroni & Cheese, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

S'MAC (short for Sarita's Macaroni & Cheese) is an exciting eatery located in the heart of Manhattan's East Village. We opened our doors on June 24, 2006 and specialize in Macaroni & Cheese. Our model is built around serving baked-to-order mac & cheese, scratch-cooked from fresh ingredients. But selling mac & cheese is a vehicle to move forward on our larger purpose - that of Giving Goodness. S'MAC aims to give goodness to everyone it comes into contact with - customers, employees, vendors and the larger community within which we operate.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues in its store at the time of each retail sale.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NY state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.

NOTE 3 – DEBT

The company has a loan through NY State for businesses that were affected by Hurricane Sandy that matures in November 2020. There is $53,793 left on the loan, interest is 1% and monthly payments are $2,227. The company has a loan with Capital One Bank that matures in April 2020. There is $11,136 left on the loan, interest is 5.25% and monthly payments are $953. There is an outstanding loan with a family member (as noted on the Balance Sheet as RBC Loan & Loan Payable) for $290,455, without interest and no maturity date. There is an outstanding loan payable to Caesar Ekya (as noted on the Balance Sheet as Loan Payable) for $24,000, without interest and no maturity date. In addition we have $1,364,328.74 of convertible loans outstanding, most of which will convert to equity alongside the convertible notes we are offering in this round. All of these outstanding convertible notes carry an annual simple interest of 5% and a 25% discount upon conversion.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently settling out $35,000 back rent owed to a previous landlord that was filed in 2018.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 200 shares of our common stock with par value of $10. As of June 29, 2018 the company has currently issued 200 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through June 5, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


S'MAC is pending **StartEngine Approval**.

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S'MAC
Customized Macaroni & Cheese

● Small OPO   🏠 New York, NY   🏷 Food & Beverage   📍 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**









Giving Cheesy Goodness

What is S'MAC?

S'MAC, short for Sarita's Macaroni & Cheese, is a category-defining restaurant founded upon the idea of elevating macaroni & cheese from a perennial side dish to the status of a meal in and of itself. S'MAC opened its doors in June 2006 in the East Village neighborhood of New York City and features a menu based solely around variations of traditional macaroni & cheese and to our knowledge was the first such restaurant and an inspiration for all the other mac & cheese eateries now opening around the country. On opening day, the long lines and media frenzy quickly proved that even though the predictions about the relevance of this concept were correct, the entire process at S'MAC would have to be redesigned because the existing kitchen, equipment and preparation techniques were labor and time intensive and not conducive to servicing the high volumes being seen. The 3-4 years after opening were used as an incubation period for this concept, where a unique process was developed and deployed for delivering baked-to-order and individually customizable mac & cheese dishes in a fast-casual setting. The process was designed to maintain high food quality and baked to order dishes using freshly prepared ingredients yet staying at an affordable price point.

TARGET: To expand S'MAC from the existing 1 unit to 10 units and to refine the operating model so that it can subsequently be rolled out nationwide, incorporating its core purpose and its core values.

STATUS: Currently there is one S'MAC location extant averaging $22,000 per week in sales with dine-in and take-out alone (no deliveries). On average, each staff member has been employed at S'MAC for 6+ years. There is a loyal customer base with over 13,000 followers on Facebook and over 8,000 people on the mailing list. S'MAC ships food nationwide and after 11 years still gets requests almost daily to open a location in various cities in the US and throughout the world.

PLAN: We are looking to open 10 new locations over the next 2-3 years and will also use this time to:

- Develop operating manuals and implement training systems, for both hard and soft skills.
- Build programs to give back to communities S'MAC will open in (over and above food & monetary donations).
- Build a corporate operations and finance team that will help take S'MAC to the next level.
- Raise funds for a larger deployment throughout the US & Canada starting in 2021.

FINANCIAL: This phase in the growth of S'MAC will require $6 million which will enable us to open 10 additional restaurants, one year of corporate salaries and to retire some current debt. People with operational expertise, and financial expertise, in multi-unit restaurants will need to be hired to help grow S'MAC successfully.

S'MAC Offering

Convertible Promissory Notes
Note converts to Common Stock when the company raises $1,000,000 in a qualified equity financing.

Maturity Date: June 1, 2021
$3,000,000 Valuation Cap
25% Discount Rate
5% Annual Interest Rate

Maximum ($107,000) in convertible notes
Minimum ($10,000) in convertible notes



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the Offering Summary below.

We believe Mac & Cheese will become a dining category, like Burgers & Pizza, with S'MAC being the beginning of this category

---

Our Story

The story of S'MAC begins in 2005 when we were still living in Manchester, NH and working in our respective careers as engineers. We were in love with New York City and would travel regularly and frequently – sometimes making the 5-hour drive just for a day trip - and talking about moving there "one day". Finally, on a drive back to Manchester after one such visit (Memorial Day weekend 2005 to be exact) and inspired by the energy of the city, we decided to take the plunge and move to New York. Over the next few weeks we sold practically everything we owned, quit our engineering jobs and re-located to a sublet in the East Village neighborhood of Manhattan on July 31st. It was intimidating yet thrilling! We had enough money to pay the bills for a few months and we decided that we would use those available months to find work that we actually love and not jump at the first opportunity that offered a stable salary.

When we weren't spending time on the job hunt we were out exploring the city and a major attraction of NYC is the plethora of amazing restaurants to eat at. Especially intriguing were the niche restaurants that served just one item and did it well. One such place was the Peanut Butter Company in the Village – a restaurant that dedicated its whole menu to different variations of pb & j sandwiches. While eating lunch there one day Sarita felt that in this city of niche eateries surely there must be a mac & cheese eatery somewhere and decided that was where we would eat our next meal. We searched but couldn't find one anywhere in the city nor could we find any mention online of such a place existing anywhere else. In 2005 it seemed like mac & cheese was a popular menu item on many restaurant menus where it would be one item among the many other things offered on their menu. We also read a lot of chatter about mac & cheese on foodie boards such as Chowhound with people trading favorite recipes or tips on where to find the best mac & cheese. To our knowledge, however, there was no restaurant that specialized in just mac & cheese and we found this fascinating. We have always known of niche restaurants focusing on a single menu item in this country – things such as burgers, pizza, tacos, etc. Yet one of the most quintessential of all American foods, macaroni & cheese, seemed to have never been represented by its own eatery.

Once we conceived of the idea of a restaurant dedicated to mac & cheese we couldn't let it go. Neither of us had any prior experience of being in the food business and opening a restaurant had never even registered in our minds as a possible future career. However, this idea was so compelling that we felt we had to either do something about it or spend the rest of our lives wondering 'what if', and so we started taking the first tentative steps to explore what it would take to open a restaurant in this city.

9 months after that lunch date at the Peanut Butter Company, S'MAC opened its doors and it has been an incredible ride ever since.

Core Purpose & Values





TO PUT PEOPLE FIRST,
TO BE FOR EVERYONE:
Welcoming and accessible to all (including
people of all income levels, diets, etc.)
TO OPERATE WITH HONESTY,
INTEGRITY AND OPENNESS
OUR LONG-TERM GOAL

S'MAC has now been operating for over 11 years serving delicious and innovative mac & cheese dishes but with a greater sense of purpose behind it. In 2017, the owners of S'MAC and its entire staff came together to articulate what the foundation of the company truly is. This is what was established:

Core Purpose of S'MAC

- To Give Goodness

Core Values of S'MAC

- Put people first always
- "For everyone": welcoming and accessible to everyone (including all income levels, people with dietary restrictions, etc.)
- To operate with honesty, integrity and openness

Long-Term Goal of S'MAC

- Become the company most known for providing training, opportunities and tools for personal and professional growth of its employees.

Vivid Description

- We will create an environment that provides resources that employees need to learn how to set and achieve life goals. Working at S'MAC will mean that they are learning life skills, not just job skills.

Our Mac & Cheese







S'MAC
www.smacnyc.com
Sarita's Macaroni & Cheese

Scratch Cooking in Small Batches

At S'MAC we are adamant about serving real food at all times. That means nothing is processed and nothing is pre-cooked. All ingredients that go into our mac & cheeses are delivered to the store and are chopped, shredded, and cooked by our staff. This includes cheeses, pasta, meats, vegetables, etc. In addition we cook in small batches all day and do not cook anything days in advance. It is our commitment that everything at S'MAC will always be cooked from scratch at each store.



12 Years and Going Strong

The doors to S'MAC opened on June 24, 2006 and we are currently in our 12th year of operation. Being a small family-owned business has been an experience filled with ups and downs. During this 12 years we have had two of our own children in the process (now an 8 year old and a 5 year old).

- **Pioneers in Mac & Cheese:** To the best of our knowledge, we were the first-ever restaurant that dedicated its menu entirely to mac & cheese. Since then, we have created a successful mac & cheese restaurant model that has been copied by others and has helped create this restaurant category.
- **Menu Innovation:** We have constantly pushed the boundaries of who can eat mac & cheese. In 2008 we were able to offer every single mac & cheese on the menu gluten-free. By 2010, we had a Vegan offering and also were able to offer any mac & cheese with a reduced-lactose option. A goal of ours is to offer an organic menu along with freshly made house pasta.
- **Restaurant Innovation:** Lacking any pre-existing mac & cheese restaurants to model ours after we opened with a traditional kitchen setup which proved not conducive to the high volume of traffic we started seeing. We spent the next 4 years doing research on equipment and take-out packaging and implementing changes. Now almost every mac & cheese place that has opened uses exactly what we designed. The model is working.
- **It's Not All Fun & Games:** We have lived through 12 years of business and have been through ups and downs. We know what it takes to sustain a business.
- **Passion:** As the founders of this concept, we still have the passion and excitement in our brand and believe that it will be a worldwide presence in the years to come.
- **Loyalty:** We have a large and loyal customer base who return regularly to the restaurant and are emotionally tied to S'MAC. We see new faces along with longtime ones who have been coming to us since we first opened!
- **Expertise:** We have participated as mentors for entrepreneurial panels, business coach competition judges, members of restaurant round tables. The video shown here (on the right) is a detailed interview with Sarita regarding Women-Owned businesses and tips.





5 Tips for to Get Business Loans for Women -Profiles in Women's Business Leadership with Sar...
She MEANS BUSINESS
Sarita Ekya
Owner S'mac NYC

Your Team








In the Press





Entrepreneur









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Meet Our Team





Sarita Ekya
President
Sarita Ekya has been the founding President & CEO of Sarita's Macaroni & Cheese, Inc. since its inception in 2005. She manages the day-to-day operations of the restaurant, as well as its finances, payroll, and vendor relations. She is also continually playing with the menu,

Caesar Ekya
Vice-President
Caesar Ekya has been a Vice President and member of the Board of Directors at Sarita's Macaroni & Cheese, Inc. since its inception in October 2005, and was instrumental in working with his wife, Sarita, to take S'MAC from concept to fruition. He focuses on new

creating seasonal specials, and ensuring that whatever a customer's palate, there's a mac & cheese to please. Sarita earned her Bachelor of Mechanical Engineering from Dalhousie University in Halifax, Canada. Outside of the restaurant, Sarita is very active in her children's lives, sitting on the school PTA executive board for several years.

process development, technology, and developing investor and partner relations. Caesar earned a degree in Electronics Engineering from Bangalore University in India and a Master's Degree in Electrical Engineering from the University of Dayton in Ohio. Outside of the restaurant, Caesar serves as den leader for his sons' Boy Scout troop.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $1,000,000 in a qualified equity financing

Maturity Date: June 1, 2021

$3,000,000 Valuation Cap

25% Discount Rate

5% Annual Interest Rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum ($107,000) in convertible notes

Minimum ($10,000) in convertible notes

<u>**What is a Convertible Note?**</u>

A convertible note offers you the right to receive shares in Sarita's Macaroni & Cheese, Inc. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $3,000,000 Valuation Cap or if less, then you will receive a 25% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Sarita's Macaroni & Cheese, Inc. (DBA S'MAC)
Corporate Address	197 First Avenue, New York, NY 10003
Description of Business	Pioneering fast-casual restaurant specializing in mac & cheese. S'MAC has been in operation for 12 years.
Type of Security	Convertible Note
Minimum Investment Amount (per investor)	$1000

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Sarita's Macaroni & Cheese, Inc. will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.


Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message



VIDEO TRANSCRIPT (Exhibit D)

5 Tips

Hi, I'm Manisha Priyadarshan and welcome to another episode of She Means Business.

These two credit video series on women's leadership. Today's guest is the owner of one of Manhattans' hottest restaurants, Smack, Sarita Ekya. How are you doing today Sarita?

I'm doing well. Thank you.

So, Sarita you were trained as an engineer, and you took a jump into becoming an entrepreneur. Why don't you tell us a little bit about that transition?

Yeah, it seems like a lifetime ago in some ways. This was 12 years ago. So, this was 2005, and my husband and I had both quit our engineering jobs in New Hampshire to move to New York City. The intention was just because we wanted to live, and be in Manhattan. We landed a sublet in the east village, and just promised to each other that we wouldn't take jobs unless we love them, or we ran out of money. We had about three months worth of money saved up. So, we had a little bit of time.

We started to eat out at Niche restaurants, restaurants in general but we were really gravitating towards Niche restaurants. Also, being the east village of Manhattan there was so many of these little kind of hole in the walls, and pick one item and do it so well. It just, you know, it was this kind of ... the timing was right, and I came up with this idea at the peanut butter company in the west village.

All they did was peanut butter and jelly sandwiches. At the time, it seemed so awesome and so crazy to us. Now, I look back and I'm like, "Of course, there was a place that did that." Right? But, basically I came up with this idea for us to go and check out a restaurant that only did mac and cheese because we had tried that place. We had tried a grilled cheese place, and I was kind of thinking along the lines of comfort food.

Low and behold, we started looking around and there was no place that existed, anywhere, that we could find. Not even just New York City, like anywhere else. That's how that first kind of dabbling my feet in the water happened. It was ... I came up with this idea. Couldn't let it go, and literally nine months later opened up the doors to Smack.

So, you went from being an engineer to engineering mac and cheese?

Precisely, yeah.

So, being a restaurant owner, you know, that's an incredible process, takes a lot of effort, a lot of time, a lot of work. Why don't you tell us a little bit about how you stay organized, what are the top three things that kind of keep you afloat?

I think that looking back on my actual educational training, and combined with my personality there's certain things that definitely help in the restaurant business. Problem solving. Be one of the first ever place to just do different types of mac and cheese. So, that was something that we were really not only creating this restaurant from scratch, but also all the processes.

And, being an engineer with research and development into ovens, take out packaging, to create the model after we opened our doors. We spent the next three to four years actually modifying everything because we couldn't have a traditional kitchen. We were seeing lines and volumes and cult followings very luckily from the very beginning. We realized, oh, this model ... we have to create a model that's going to sustain this business, and also we saw that it could be replicable.

So, you come from engineering, which is notoriously male dominated. Now, you know, you're in the very competitive industry in New York City. Why don't you tell us a little bit about some of the challenges that you faced as a women that's owning a business in New York?

Sure. You know, when you put it that way, I came from one male dominated industry, went to another one, right? From engineering to restaurants. I think one of the biggest challenges I had, and still have to this day, is I went from working not as my own boss to working as the boss of the owner of a company. And, most of my employees are male just from sheer numbers of applications that come through. I get more male applications than I do female.

You know, when issues arise, or when any kind of maybe personal situation comes up for an employee there have been many times where I can sense or even just know the discomfort they have in talking to me. Sometimes it's just due to the sheer fact that I feel like something they're viewing me as a maternal figure. So, they can be embarrassed to share things with me because they don't ... they see me not only as their boss, but as a mom, which that can be very tough because as we know, everyone goes through personal issues and then, sometimes they get brought to work and you have to work those things out.

So, that's been very challenging for me. My husband, who also, he doesn't own the business but he's a part of the business in that he does do some of the research and development in ops. I've had to bring him into these meetings or, with my manager, whereas I feel like I should be able to handle that but, if that other person is not comfortable, how do you move forward then? So, I think that's been one of my bigger issues. Kind of alongside that too, when we first opened, I was trying to find a way to relate to my employees and to also make them feel comfortable with me, just as a person in general.

I think some of that I bring to the table. We had a lot of younger high school students working as delivery guys at the beginning, and I almost was acting like a second mom to them. So, I had to kind of cut myself off and step back and say, "Okay. You're their boss. Yes, you do want to help them but, that's not necessarily the role you should be playing in their lives."

So, how did you overcome that issue, that awkwardness of being seen as kind of a maternal figure but actually being the boss?

So, in the beginning it was basically me working at the restaurant 18 hours a day, seven days a week. It definitely helped once I started to be able to step back and be able to bring a manager on. Then, pass on those responsibilities to him at the time. That was a way for me to actually just, okay, step back. If anything comes to a dire situation or crucial need, then they can come to me. But, it was just a layer in between.

I feel like that also set some boundaries too, some reasonable boundaries. It's still a struggle. So, now I do have another manager who's been with us for a long time, and like I said, now I don't think it's so much of my issue, how I deal with it, it's getting the other side ... so, my male employees to feel comfortable with me, and bringing things to me that may need to be sorted through, or sorted out.

That is something I'm continually working on. I'm working on being as transparent as we can in the company. I think that what's helped is a lot of my employees have been with us. Most of ... my average time with my employees with us is six plus years. So, we've been in business 12 years. So, for a restaurant that's actually a really good statistic, which is great for us.

But, just kind of honing those skills overtime, and not always ... I don't want to default to someone else. Yes, that's great to have the manager in there, but we have to figure out how to work together, and communicate together. So, just putting yourself through uncomfortable situations and making sure that, okay, this may be uncomfortable. We're going to work through it, and get to a point where we can communicate properly.

Sarita, I want to talk more about a macro issue, and talk a little bit about financing. So, you know, in our internal studies we have found that women are generally approved at a lower rate, and when they are approved it's for less money than their male counterparts are. Is that something that you've experienced yourself in your own business?

Being around for 12 years, you know, we've gone through some ups and downs. But, at the very beginning we were trying to get funding for opening the first restaurant. So, I'm in a situation ... there's a couple factors going on here. First off, I'm opening a restaurant, which it's a very risky business. So, to get any kind of traditional funding right off the bat without any history is very tough regardless. I'm a woman owned business and I'm a person of color.

So, there's a lot of factors here. I feel like at the beginning most of my rejection reasons were because it's a restaurant, because it's a restaurant. So then, after establishing a reasonably well known restaurant in our first few years of operation it still was very hard for us to get funding, again, because it's, "Oh, well you haven't been in business long enough. You only have one restaurant."

So, it's like this kind of recurring theme and that was the reasoning that was given to me. At the time, I bought it. I bought that that was the reasoning. Looking back now, I'm like, "Huh, maybe there was different reasoning to it." Also, when you tell me that these statistics are true, you know, I haven't heard of them but, it doesn't surprise me, and it doesn't shock me.

It's very sad to say, but yes, I wouldn't be surprised about these statistics because of everything that we know, and what's going on, and what's getting unveiled and revealed. At the end of the day, when I look at who's deciding on these loans. If you look at the demographic of banks and who's working at banks, mostly male dominated. Very few people of color.

I feel like there are a lot of factors, and is it intentional? Who knows, but is it who people feel comfortable with, who people can relate to? So, when you're sitting around a table and saying, "Okay, I want to fund half a million dollars to someone." Are they going to give it to this woman of color that they don't really have any kind of history or knowledge about, or someone who looks like and acts like them? I think that there's a lot of that to factor in too.

Sarita, I think you bring up an important topic. You eventually got the capital, and you got the funding that you needed. Do you feel that you got the amount you deserved based on your credit, and if so, where did you get it?

So, in the earlier years of business I did push with my bank and I got various micro loans. They were all pretty small, micro. They weren't necessarily the amounts I needed. When I got a little bit of a larger amount it was really a bank rep that I feel like he was fighting for me. Honestly, he was just pushing and pushing and pushing to whoever was higher up in the food chain in the bank but, that was also, you know, he visited the restaurant a number of times. He really believed in the concept. He really believed in the idea. He believed in the small business owner.

So, it took that much pushing to get, still, a micro loan, right? That kind of speaks for itself. Then, there's ... I guess it's relatively new to the funding, this online marketplace, all these different players in the business came to light, and started researching that. Looking into that. It was like all of a sudden some barriers were pushed down, and taken away because now, it's a very clear "what are your requirements", like paper documents as far as bank statements and business history.

But, it takes away a lot of the, I think, subjectivity of this. Also, your requirements sometimes aren't so stringent as the banks. You know, my credit was good but, it wasn't awesome, and I hadn't been in business at that time for so long. So, some of those factors are pulled out of it.

I guess the advantage of bank loans is typically when you get one you can get one with perhaps at a lower interest rate. But, if you're not going to get it, what's the point? To me, it was like, I don't want to pay crazy amount of interest but I can also negotiate that. I don't ... at the end of the day, we need the money. We need the money for working capital or expansion, or whatever. Whatever it may be. So, how ever you slice it, if you need the money you need the money. You need to have outlets to actually apply to and be treated fairly too be considered for this money.

So, in your opinion, would you say that there's ... it's kind of two fold? There's a layer of discrimination, and it might also be that woman are a little bit fearful of asking for the capital that they deserve?

Yeah, I think it can be two fold. I also think that it's interesting that you use the word fearful because ever since I was a child I was pretty outgoing, pretty ... what I think to be pretty confident kid. And, entering this world of owning my own business and being an entrepreneur, I can actually now think back to some of this fear you're talking about.

When I first came up with the idea, and then my husband really believed in it too. Then, it was like ... the first step to take was, what would it take to open up a business? You know, I'd never opened up a business before. He had never opened up a business before. So, one of the big things was actually just talking to other business owners and, we were walking around the east village and I remember how scared I was to walk in and talk to owners of businesses.

Looking back on that now I'm like, "Who was that person?" But, there's this ... I don't know. It's almost like this realm where you live where it's like, "Well, even though I think, and I am a pretty confident person. Are they going to start questioning me, or do they think I can do this?" All this self doubt comes into play, and is it because a lot of these places you're walking into are mostly male owned? Possibly. That could be part of it.

I remember feeling pretty comfortable in a few of the female owned businesses that we went to, that I could talk to them right away. More so than some of the other businesses. But, I think that's kind of a piece of advice that I would love to just inject out there is, you know, if you're ever looking to do something or, open up your own business, don't ever be scared to talk to people because at the end of the day what I found out is most people actually want to tell their story. Most people who are actually living it, like especially if it's very new, need to tell their story, and need to get things off their chest and talk about it.

I had just recently, literally as of last night, started this lower east side restaurant gab session. I call it the gab session and comradery where people would literally live just within a couple of blocks of where I live in the lower east side. Some of these people have been in businesses and owned restaurants or managed restaurants for close to 15/20 years, and they had never been a part of that before.

I was like, "why aren't these things happening? Why aren't people feeling confident enough?" A lot of them, 50% of this group is women. I'm like, "Why aren't things like this being done?" I think it really is if you don't have anyone to model or see, then you don't really think of yourself doing it too.

So, at this point, I just want people to feel comfortable. And guess what? If someone doesn't want to talk, so what. They say no. You move on. Just go to the next place to talk to someone. But, for the most part, it's just really having that faith in yourself and the belief, and just doing it. Just walking up, and just doing it.

Yeah, kind of have to just quiet your inner voice that's telling you no.

Exactly.

And do it anyway. So, you talk about how seeing the other female entrepreneurs was an inspiration to you, and kind of gave you what you needed to make that leap of faith yourself. Was that something that you'd like to see more of in the restaurant industry? Just women coming forward, and kind of offering themselves up as mentors?

I think women offering themselves up as mentors in the restaurant industry is a fabulous thing. It is such a male dominated industry, and my background is engineering as you know, but I have befriended quite a few female chefs. Just some of their stories, and how they've made it through the ranks and had to really push to make it through the ranks. You know, some of these women have worked at the best restaurants, and their resume is like four pages thick of amazement. They're still unknown.

I know them as friends but, it's like, you don't read about them in publications or you don't see them on these cooking shows an things like that. So, yeah, in this industry we need, not just owners, but chefs and managers and anyone who's kind of gone through the ranks to show up and speak because I think that a lot of the time they're just ... not only are their voices not heard, they're just never asked either.

You know, if you're never asked to do something then, are you going to be the first person to try and like, get through that door. You probably haven't even thought about making your way through that door.

Yeah. What's an advice that you would give to other women so that they could advocate for themselves?

Yeah, you know, advice to advocate for themselves. I think you touch on something really strong, is that inner voice that we all have in our heads, that says, "Oh, how can you do that? Why can't you ..." Yeah, we need to shut that out, but also something that would really help is just go and seek. Go and seek and see what women have done. When you actually start looking around, and you find these amazing stories they're inspirational. There should be so many more of them because there's all these people in the woodwork who have great stories, they just haven't come out yet.

So, really it's a matter of, you know, educating yourself a bit. Then, that brings inspiration too. You know, you need the inspiration to move forward. Again, I've been in this business for 12 years. I've had some awesome days, and I've had some awful days. So, there's got to be some kind of inspiration to keep pushing you forward.

Okay, well thank you so much for coming onto the show today. This was very insightful.

Thank you.

My name is Manisha Priyadarshan, and this has been another episode of She Means Business.

S'MAC is short for Sarita's Macaroni And Cheese, it is a restaurant that serves only variations of mac and cheese. The concept was conceived back in 2005, when my husband and I had actually quit our engineering jobs in New Hampshire to move to the city. The city had been calling us and we really wanted to be in New York.

So, like most New Yorkers, we started eating out a lot, almost three meals a day I'd say. We were really drawn to the niche restaurants in the East Village neighborhood of Manhattan, places that picked one thing and did it really well. So, at one such place I had mentioned to Caesar, "Wouldn't it be great if they was a place that just did mac and cheese. Let's go eat at that place, next. That's were we're having lunch tomorrow."

So we went back, checked, dug up things online and print, and low and behold there wasn't a place that even existed. That idea stuck with us and we couldn't let it go. So, basically we decided to take a chance and go for it, and nine months later we opened the doors to S'MAC.

Opening day was terrifying, June 24th, 2006, I remember it clearly. Just weeks leading up to that day, I started thinking "What if no one comes?" I think that's every first time business owner, especially, their nightmare.

However, about a week before we opened, we had the reverse happen to us. We actually started getting phone calls and requests from almost every publication you can think of in New York City, to feature us and to feature our opening. Because we were the first ever restaurant to dedicate its menu solely to mac and cheese.

We opened our doors and we had lines down the block, we lines down the block for weeks, but we were also running out of food, I had to triple my staff within two days, it was really an insane time, it was amazing.

At S'MAC we are very proud to use fresh ingredients. We are shredding our cheese every day, we are batch cooking every day. All of our ingredients are real ingredients, things that anyone would recognize. When we came up with our gluten-free and vegan recipes, that was probably one of the biggest challenges, that we wanted to put menu ingredients out there that people knew.

Last year we got together with our entire staff and we sat down to actually write out and strategize as to, what is the purpose and value of S'MAC? Our core purpose is To Give Goodness, and that means goodness to anything S'MAC touches or anyone S'MAC touches. Whether it's the customer or the employees, the vendors, the community that we are in. Our goal is to Give Goodness.

One thing that definitely holds true after being in business for over 11 years is, the emotional attachment our customers have to the food. We've had people coming here since the day we opened, since our doors opened in 2006, we've had kids grow up on this food who are now in their 20s. That to me is just great to see their growth and development.

I've been coming to S'MAC for five years now, I like the food and it's just a great restaurant overall. Just the entire place has a great atmosphere and the food is just really good.

I just love the story. Two passionate people who are committed to the product, the atmosphere, the energy that they're trying to create. Those are the sorts of people that I want to align myself with, have in my community.

It's really something that's special to see that emotional attachment to our food and to mac and cheese.

We always believe that S'MAC could be a concept that would go global. We get requests almost daily to open up S'MAC in various parts of the country, various parts of Canada and also worldwide, and we want to get there. But we want to do it with the right personnel, the right operations team and with the right purpose and values behind it.

Help us Give Goodness, come join the S'MAC family.

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(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE

SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: 　　　%%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR

CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF


$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on June 1, 2021 (the "Maturity Date").
2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
3. Conversion; Repayment Premium Upon Sale of the Company.

> (a) In the event that the Company issues and sells shares of its Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)
>
> (b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.
>
> (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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